

Mail Stop 3233

May 11, 2017

<u>Via E-mail</u>
Jay Sugarman
Safety, Income and Growth, Inc.
Chief Executive Officer
1114 Avenue of the Americas
New York, New York 10036

Re: Safety, Income and Growth, Inc.
Amendment No. 1 to Registration Statement on Form S-11
Filed May 8, 2017
File No. 333-217224

Dear Mr. Sugarman:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 27, 2017 letter.

<u>Distribution Policy, page 62</u>

1. We note that you have not included any adjustments for investing or financing activities in your calculation of estimated cash available for distribution for the 12 months ended March 31, 2018. Please tell us whether you could be responsible for capital expenditures at any of your properties and please tell us what expenditures are included in the line item "Other investing activities" in your predecessor's Statements of Cash Flows.

<u>Unaudited Pro Forma Financial Statements</u>

2. We have reviewed your response to comment 1, and note your statement that you do not believe financial statements of SIGI are required given that the transaction through which SIGI acquired Original Safety is not a common control transaction. Please provide additional clarification for how you arrived at this conclusion as it is not clear how SIGI

succeeding to a business in a transaction that is not a reorganization would allow for the omission of SIGI's financial statements.

3. We have considered your response to comment 2. We note that SIGI is managed by SFTY Manager, LLC, which is a wholly owned subsidiary of iStar. Given the fee received by iStar through ownership of SFTY Manager, LLC combined with its equity ownership within SIGI, please provide to us your analysis in determining whether SIGI represents a variable interest entity to iStar and how you determined that iStar was not the primary beneficiary to the extent applicable. Your response should highlight characteristics of any agreements and facts regarding the formation transaction that support your conclusion.

4. We also note from your response to comment 2 that you believe the formation transactions resulted in a business combination primarily because SIGI is controlled by GICRE and LA who should be viewed as a group for purposes of determining control. Please tell us whether any written agreement exists between GICRE and LA to vote a majority of SIGI's shares in concert, and if not, please tell us how you determined that GICRE and LA should be viewed as a control group. Please refer to any applicable accounting literature that supports your conclusion.

You may contact Eric McPhee, Staff Accountant, at (202) 551-3693 or Wilson Lee, Staff Accountant, at (202) 551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Rahul K. Patel, Staff Attorney, at (202) 551-3799 or Sonia Gupta Barros, Assistant Director, at (202) 551-3655 with any other questions.

Sincerely,

/s/ Coy Garrison

Coy Garrison
Special Counsel
Office of Real Estate and
Commodities

cc: Kathleen L. Werner, Esq.
        Clifford Chance US LLP